UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                         SUNBURST ACQUISITIONS III, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   866954 10 0
                                 (CUSIP Number)

                                FEBRUARY 14, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   PAGE 1 OF 4


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CUSIP NO. 866954 10 0                                                PAGE 2 OF 4


                                  SCHEDULE 13G

          1            NAME OF REPORTING PERSONS                MICHAEL R. QUINN

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [ ]

          3            SEC USE ONLY

          4            CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES

      NUMBER OF              5                SOLE VOTING POWER
     SHARES BENE-                             955,880 SHARES
      FICIALLY
      OWNED BY               6                SHARED VOTING POWER
        EACH                                  -0-
      REPORTING
    PERSON WITH:             7                SOLE DISPOSITIVE POWER
                                              955,880 SHARES

                             8                SHARED DISPOSITIVE POWER
                                              -0-

          9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       955,880 SHARES

         10            CHECK  IF  THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]

         11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       38.3%

         12            TYPE OF REPORTING PERSON*
                       IN



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CUSIP NO. 866954 10 0                                                PAGE 3 OF 4


ITEM. 1           NAME AND ADDRESS OF ISSUER.

The Issuer to which this Schedule 13G relates is Sunburst Acquisitions III, Inc. (the "Issuer"). Its principal executive offices are located at 4807 South Zang Way, Morrison, Colorado 80465.

ITEM 2.           IDENTITY AND BACKGROUND.

The person filing this statement is Michael R. Quinn. Mr. Quinn is a citizen of the United States. Mr. Quinn's business address is 2082 Cherry Street, Denver, Colorado 80207.

This Schedule 13G relates to the Issuer's Common Stock, no par value. The CUSIP Number of the Issuer's Common Stock is 866954 10 0.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), Check WHETHER THE PERSON FILING IS:

         (a)      [ ]      Broker of dealer  registered  under section 15 of the
                           Act (15. U.S.C. 78o);
         (b)      [ ]      Bank as defined  in  section  3(a)(6) of the Act (15.
                           U.S.C. 78c);
         (c)      [ ]      Insurance  company as defined in section  3(a)(19) of
                           the Act (15. U.S.C. 78c);
         (d)      [ ]      Investment  company registered under section 8 of the
                           Investment Company Act of 1940 (15. U.S.C. 80a-8);
         (e)      [ ]      An   investment    advisor   in    accordance    with
                           ss.240.13d-1(b)(1)(ii)(E);
         (f)      [ ]      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with ss.240.13d- 1(b)(1)(ii)(F);
         (g)      [ ]      A  parent  holding   company  or  control  person  in
                           accordance with ss.240.13d- 1(b)(1)(ii)(G);
         (h)      [ ]      A savings  associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12. U.S.C. 1813);
         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment  company under section  3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

On August 27, 1997, Mr. Quinn acquired 825,000 shares (42.6%) of the Issuer's Common Stock, and 7,500 shares (9.4%) of the Issuers Class A Convertible Preferred Stock, no par value. Each share of Class A Convertible Preferred Stock is convertible into two shares of Common Stock at any time on or after March 1, 1998. Therefore, Mr. Quinn was the beneficial owner of 840,000 shares (43.1%) of the Issuer's Common Stock. On September 5, 1997, Mr. Quinn gifted 19,000 of his shares of Common Stock to other persons, and as a result he was the record owner of 806,000 shares (41.7%) of the Issuer's Common Stock and the beneficial owner of 821,000 shares (42.1%) of the Issuer's Common Stock.

On January 12, 1999 Mr. Quinn purchased 134,880 shares of Common Stock from the Issuer. As of January 12, 1999, Mr. Quinn was the record owner of 940,880 (40.3%) of the Issuer's Common Stock and the beneficial owner of 955,880 shares (40.7%) of the Issuer's Common Stock. On May 25, 1999, Mr. Quinn converted all 7,500 shares of Class A Convertible Preferred Stock owned by Mr.


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CUSIP NO. 866954 10 0                                                PAGE 4 OF 4

Quinn into 15,000 shares of Common Stock. As of September 10, 1999, Mr. Quinn is the record and beneficial owner of 955,880 shares (38.3%) of the Issuer's Common Stock.

As of September 10, 1999, Mr. Quinn has the sole power to vote and dispose of all of the shares of Common Stock held by Mr. Quinn.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Quinn's shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.          CERTIFICATION.

Not Applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  September 10,1999                 /S/MICHAEL R. QUINN
                                         Michael R. Quinn
26988.1


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